Dear [POTENTIAL INVESTOR],
As you may know, I've been working on building a startup company for the last few years and I am in the midst of my first pre-seed fundraising campaign. Below is a link to my Wefunder page with details. If you could check it out and hopefully choose to invest (anything helps!), I would really appreciate it. And if you know anyone else who might be interested, please send it along.

https://wefunder.com/sportsmatching4

Let me know if you have any questions.

Thanks very much,
Alex Berger

https://help.wefunder.com/testing-the-waters-legal-disclosure

 **Alex Berger** · You
Founder at Sports Matching
1mo · Edited ·

· · ·

Hey Everyone,
My pre-seed campaign page just went live. Please check it out. If you are willing to invest, I'd really appreciate it!
https://lnkd.in/eCT4XxkC
https://lnkd.in/gis7uK9E

Thanks,
Alex Berger

Sports Matching
SPORTS, TOGETHER

ALEX BERGER
FOUNDER

Invest in Sports Matching: an app that brings people together to play pick up sports

wefunder.com · 1 min read



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

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